Exhibit 12.1

WHITING PETROLEUM CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended		Year Ended December 31,
	June 30, 2014		2013		2012	2011	2010	2009
	(historical)	(pro forma)(2)	(historical)	(pro forma)(2)	(historical)	(historical)	(historical)	(historical)
Fixed charges:
Interest expensed	$73,847	$118,856	$100,531	$155,765	$65,692	$53,834	$48,486	$53,582
Interest capitalized	1,522	17,522	1,515	36,115	2,749	3,574	2,920	3,406
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,342	2,444	12,405	2,611	9,518	8,682	10,592	11,026
Estimate of interest within rental expense	647	795	1,008	1,210	1,145	883	684	603

Total fixed charges	$83,358	$139,617	$115,459	$195,701	$79,104	$66,973	$62,682	$68,617

Earnings:
Income (loss) before income taxes	$436,755	$637,770	$571,871	$868,364	$662,011	$780,319	$541,443	$(162,835)
Income from equity investees	(115)	(115)	(542)	(477)	(588)	(1,032)	(1,311)	(1,581)
Fixed charges (above)	83,358	139,617	115,459	195,701	79,104	66,973	62,682	68,617
Amortization of capitalized interest	1,086	5,558	2,020	7,504	1,745	1,409	1,117	776
Distributed income from equity investees	393	393	654	198	930	1,533	1,323	1,780
Interest capitalized	(1,522)	(17,522)	(1,515)	(36,115)	(2,749)	(3,574)	(2,920)	(3,406)
Noncontrolling interest in pre-tax income of subsidiaries	36	36	52	52	90	59	—	—

Total earnings	$519,991	$765,737	$687,999	$1,035,227	$740,543	$845,687	$602,334	$(96,649)

Ratio of earnings to fixed charges (unaudited) (1)	6.24	5.48	5.96	5.29	9.36	12.63	9.61	—

(1)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $165.3 million for the year ended December 31, 2009.
(2)	The pro forma ratio of earnings to fixed charges was calculated on a pro forma basis after giving effect to the arrangement as if the arrangement had occurred on January 1, 2013. Additionally, the pro forma ratio of earnings to fixed charges for the year ended December 31, 2013 gives effect to the sale by Whiting on July 15, 2013 of Whiting’s interest in certain oil and gas producing properties located in the Postle and Northeast Hardesty fields in Texas County, Oklahoma, as if the disposition had occurred on January 1, 2013.